4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001190362
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Beverly Enterprises, Inc.
  0001040441
  <IRS-NUMBER>62-1691861
</SUBJECT-COMPANY>
<PERIOD>03/03/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   DEVEREAUX, DAVID R
   One Thousand Beverly Way


   Fort Smith  Arkansas 72919
2. Issuer Name and Ticker or Trading Symbol
   Beverly Enterprises, Inc. (BEV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/3/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EXECUTIVE VICE PRESIDENT AND
   COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
$.10 Par Value Common Stock (1)               08/13/02    D        5,049.0000    D  $2.3400                     D  Direct
$.10 Par Value Common Stock (2)               02/27/03    I        11,473.0000   A               89,731.0000    D  Direct
$.10 Par Value Common Stock - ESPP (3)        08/01/02    T        1,706.3891    A   (4)         1,706.3891     D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
PHANTOM STOCK UNITS (2)                        02/27/03       J                          11,473.0000
PHANTOM STOCK UNITS (2)                        02/27/03       J                          1,192.4014

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
PHANTOM STOCK UNITS (2)        02/27/03  $.10 Par Value Common Stock    11,473.0000                             D   Direct
PHANTOM STOCK UNITS (2)        02/27/03  $.10 Par Value Common Stock    1,192.4014                0.0000        D   Direct

Explanation of Responses:

(1)
Shares traded in payment of taxes associated with scheduled vesting of restricted shares.
(2)
Termination of the Executive Deferred Compensation Plan effected a distribution of the vested shares held from derivative (phantom)
to non-derivative (stock certificate issued).
Unvested shares (derivative/phantom) were cancelled.  Fractional shares were paid i
n cash.
(3)
Employee Stock Purchase Plan
(4)
ESPP The securites were obtained at various prices.

SIGNATURE OF REPORTING PERSON
/S/ DEVEREAUX, DAVID R
DATE 03/03/03